EXHIBIT 99.1

210, 1167 Kensington Cr. N.W Calgary, Alberta Canada T2N 1X7

Oncolytics Biotech® Inc. Closes Bought Deal Financing for Total Gross
Proceeds of Cdn$21.3 Million

CALGARY, AB – February 8, 2012 – Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) (TSX:ONC, NASDAQ:ONCY) today announced that it has closed its previously announced Cdn$18.5 million financing in which it entered into a revised agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which they purchased, on a bought deal basis, 4,405,000 common shares (the “Shares”) of the Company at a price of Cdn$4.20 per Share for gross proceeds to the Company of approximately Cdn$18,501,000 (the “Offering”).

In connection with the Offering, the Underwriters have exercised in full an option (the “Over-Allotment Option”) to purchase an additional 660,750 Shares sold under the Offering at a price of Cdn$4.20 per share, on the same terms and conditions as the Offering. With the Over-Allotment Option exercised in full, the aggregate gross proceeds of the Offering to Oncolytics are approximately Cdn$21,276,150.

The Shares were offered in Canada by way of a shelf prospectus supplement to a short-form base shelf prospectus dated June 10, 2010, that has been filed in the provinces of British Columbia, Alberta, Manitoba and Ontario pursuant to National Instrument 44-101 and National Instrument 44-102.

Oncolytics intends to use the net proceeds from the Offering to fund its ongoing Phase III combination REOLYSIN and paclitaxel/carboplatin trial for patients with platinum-failed head and neck cancers, its other clinical development and research and development activities, including manufacturing, and for general corporate and working capital purposes.

The securities issued by Oncolytics have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable securities laws of any state of the United States or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy in the United States nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the application of proceeds and the ability to fully fund the program as anticipated; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs, including its manufacturing program in 2012 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Doug Ball 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 dball@oncolytics.ca	The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com